FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

 23 November 15:00 GMT

Transaction by Person Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announces that, on 22 November, it was notified of the following transactions in the Company's ordinary shares of $0.25 each (Ordinary Shares) by   Michel Demaré, Non-Executive Chair of the Board.

PDMR	Position	Nature of the transaction	Date	Quantity	Price
Michel Demaré	Non-Executive Chair of the Board	Purchase of Ordinary Shares	21/11/2023	1,000	GB£101.05
Michel Demaré	Non-Executive Chair of the Board	Purchase of Ordinary Shares	22/11/2023	1,000	GB£101.70

Further details are set out in the attached notifications, made in accordance with the requirements of the EU Market Abuse Regulation (since it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018).

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michel Demaré
2	Reason for the notification
a)	Position/status	Non-Executive Chair of the Board
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Purchase of AstraZeneca PLC Ordinary Shares of US$0.25
c)	Price(s) and volume(s)	Price(s) Volume(s)£101.052241,000
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	21 November 2023
f)	Place of the transaction	LON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michel Demaré
2	Reason for the notification
a)	Position/status	Non-Executive Chair of the Board
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Purchase of AstraZeneca PLC Ordinary Shares of US$0.25
c)	Price(s) and volume(s)	Price(s) Volume(s)£101.701,000
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	22 November 2023
f)	Place of the transaction	LON

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 November 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary